Exhibit 4.5(c)

AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT (this “Amendment”), dated as of October 21, 2004, among Kraton Polymers LLC, a Delaware limited liability company (“Company”), each of the Guarantors listed on the signature pages hereto, the Lenders party hereto, and UBS AG, Stamford Branch (“UBS”), as administrative agent and collateral agent (“Agent”).

RECITALS

WHEREAS, Company, the Guarantors, the Lenders, Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Lead Arrangers, and UBS, as Agent, entered into the Credit and Guaranty Agreement dated as of December 23, 2003 (as amended pursuant to that certain Amendment No. 1 to Credit and Guaranty Agreement dated as of March 4, 2004, and as further amended, restated supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, Polymer Holdings LLC (“Holdings”), a Delaware limited liability company and the parent of Company, desires to issue senior discount notes, the gross proceeds of which will be up to $100.0 million, such proceeds to be used (i) to pay costs and expenses associated therewith, (ii) to provide up to $14.4 million of cash to the Company and (iii) to repay the Loans in accordance with Section 2.14(d) of the Credit Agreement; and

WHEREAS, Company, the Guarantors, the Requisite Lenders and Agent have agreed to amend and waive certain provisions of the Credit Agreement, in each case, as provided herein.

NOW, THEREFORE, in consideration of the premises made hereunder, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. Unless otherwise expressly defined herein, all capitalized terms used herein and defined in the Credit Agreement shall be used herein as so defined.

Section 2. Amendment to Section 1.1. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) Clause (f) of the definition of “Consolidated Adjusted EBITDA” in Section 1.1 is hereby amended by deleting the words “, less $2,000,000 (which may result in a negative amount).”

(b) The definition of “Guarantor” in Section 1.1 is hereby amended to read in its entirety as follows:

“Guarantor” means each of Holdings and each Domestic Subsidiary of Holdings (other than the Company and Polymer Holdings Capital Corporation).

(c) A new definition of “Holdings Notes” shall be inserted in alphabetical order and shall read in its entirety as follows:

“Holdings Notes” means Holdings’ senior discount notes due 2014, issued pursuant to the Holdings Notes Indenture and any registered notes issued by Holdings in exchange for, and as contemplated by, any such notes with substantially identical terms as such notes.

(d) A new definition of “Holdings Notes Indenture” shall be inserted in alphabetical order and shall read in its entirety as follows:

“Holdings Notes Indenture” means the indenture relating to the Holdings Notes.

(d) A new definition of “Senior Leverage Ratio” shall be inserted in alphabetical order and shall read in its entirety as follows:

“Senior Leverage Ratio” means the ratio as of the last day of any Fiscal Quarter or any other date of determination of (1) the outstanding principal amount of all Indebtedness hereunder minus all Cash and Cash Equivalents of the Company and its Subsidiaries on a consolidated basis and (2) Consolidated Adjusted EBITDA for the four Fiscal Quarter period ending on such date (or if such date of determination is not the last day of a Fiscal Quarter, for the four Fiscal Quarter period ending as of the most recently concluded Fiscal Quarter).

Section 3. Amendment to Section 2.8. Clause (iii) of Section 2.8 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(iii) in the case of Term Loans:

(1) if a Base Rate Loan, at the Base Rate plus (x) until such time as either of the conditions in the following clause (y) has been met, 1.75% per annum, and (y) after June 30, 2005 (A) commencing at such time as the Senior Leverage Ratio has been less than 2.50:1.00 for the immediately preceding two consecutive Fiscal Quarters and thereafter, until such time as the condition in the following clause (B) has been met, 1.50% per annum or (B) commencing at such time as the Term Loans shall have obtained a rating from Moody’s of Ba3 or better and a rating from S&P of BB- or better, and thereafter, 1.25% per annum; or

(2) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus (x) until such time as either of the conditions in the following clause (y) has been met, 2.75% per annum, and (y) after June 30, 2005 (A) commencing at such time as the Senior Leverage Ratio has been less than 2.50:1.00 for the immediately preceding two consecutive Fiscal Quarters and thereafter, until such time as the condition in the following clause (B) has been met, 2.50% per annum or (B)

commencing at such time as the Term Loans shall have obtained a rating from Moody’s of Ba3 or better and a rating from S&P of BB- or better, and thereafter, 2.25% per annum.

Section 4. Amendment to Section 2.14. Clause (d) of Section 2.14 of the Credit Agreement is hereby amended by deleting the period at the end of such provision and inserting the following: “; provided, however, that with respect to the Holdings Notes, this Section 2.14(d) shall not be applicable to the first $14.4 million of the net proceeds thereof.”

Section 5. Amendment to Section 6.6. Clause (iv) of Section 6.6 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(iv) in any of the Senior Subordinated Notes Documents, the Holdings Notes Indenture or any documents or agreements executed in connection with the Holdings Notes Indenture,

Section 6. Amendments to Section 6.8.

(a) Interest Coverage Ratio. The table in Section 6.8(a) is hereby deleted in its entirety and replaced with the following:

Fiscal Quarter	Leverage Ratio
Each Fiscal Quarter of Fiscal Year 2004	2.00:1.00
Each Fiscal Quarter of Fiscal Year 2005	2.00:1.00
Each Fiscal Quarter of Fiscal Year 2006	2.00:1.00
Each Fiscal Quarter of Fiscal Year 2007	2.25:1.00
Each Fiscal Quarter of Fiscal Year 2008	2.50:1.00
Each Fiscal Quarter of Fiscal Year 2009	2.75:1.00
Each Fiscal Quarter of Fiscal Year 2010	3.00:1.00

(b) Leverage Ratio. The table in Section 6.8(b) is hereby deleted in its entirety and replaced with the following:

Fiscal Quarter	Leverage Ratio
Each Fiscal Quarter of Fiscal Year 2004	5.95:1.00
First, Second and Third Fiscal Quarters of Fiscal Year 2005	6.95:1.00
Fourth Fiscal Quarter of Fiscal Year 2005	6.45:1.00
First and Second Fiscal Quarters of Fiscal Year 2006	6.45:1.00
Third and Fourth Fiscal Quarters of Fiscal Year 2006	5.95:1.00
First and Second Fiscal Quarters of Fiscal Year 2007	5.95:1.00
Third and Fourth Fiscal Quarters of Fiscal Year 2007	4.95:1.00
First and Second Fiscal Quarters of Fiscal Year 2008	4.95:1.00
Third and Fourth Fiscal Quarters of Fiscal Year 2008	4.45:1.00
Each Fiscal Quarter of Fiscal Year 2009 and thereafter	4.00:1.00

(c) Maximum Consolidated Capital Expenditures. The table in Section 6.8(c) is hereby deleted in its entirety and replaced with the following:

Fiscal Year	Consolidated Capital Expenditures
Fiscal Year 2004	$40,000,000
Fiscal Year 2005	$31,000,000
Fiscal Year 2006	$39,000,000
Fiscal Year 2007	$37,000,000
Fiscal Year 2008 and thereafter	$32,000,000

Section 7. Amendment to Section 6.14. Section 6.14 of the Credit Agreement is hereby amended by deleting the period at the end of such provision and inserting the following: “; provided, that notwithstanding the foregoing, Holdings may (A) enter into the Holdings Notes Indenture and any documents and agreements in connection therewith, (B) issue Holdings Notes, the gross proceeds of which will be up to $100.0 million, (C) form a new Subsidiary to act as co-issuer of the Holdings Notes and (D) engage in any activities incidental to the issuance of the Holdings Notes.”

Section 8. Conditions Precedent. This Amendment shall become effective upon satisfaction of each of the following conditions precedent:

(a) Agent shall have received all of the following, in form and substance satisfactory to Agent:

(i) Amendment Documents. This Amendment and each other instrument, document or certificate required by Agent, duly executed and delivered by Company, the Guarantors, the Requisite Lenders and any other Person in connection with this Amendment;

(ii) Holdings Notes Indenture. Executed copies of the Holdings Notes Indenture and all documents and agreements related thereto, in form and substance satisfactory to Agent; and

(iii) Additional Information. Such additional documents, instruments and information as Agent may reasonably request to effect the transactions contemplated hereby.

(b) The representations and warranties contained herein and in the Credit Documents shall be true and correct in all material respects as of the date hereof as if made on the date hereof (except for those which by their terms specifically refer to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

(c) All corporate proceedings taken in connection with the execution and delivery of this Amendment and all other agreements, documents and instruments executed and/or delivered pursuant thereto, and all legal matters incident thereto, shall be reasonably satisfactory to Agent.

(d) No Default or Event of Default shall have occurred and be continuing after giving effect to this Amendment.

Section 9. Representations and Warranties. Company hereby represents and warrants to Agent and the Lenders that, as of the date hereof and after giving effect to this Amendment, (a) all representations and warranties set forth in the Credit Agreement and in any other Credit Document are true and correct in all material respects as if made again on and as of such date (except those, if any, which by their terms specifically relate only to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date), (b) no Default or Event of Default has occurred and is continuing, and (c) the Credit Agreement (as amended by this Amendment), and all other Credit Documents are and remain legal, valid, binding and enforceable obligations in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought in equity or at law).

Section 10. Survival of Representations and Warranties. All representations and warranties made in this Amendment or any other Credit Agreement shall survive the execution and delivery of this Amendment, and no investigation by Agent or the Lenders shall affect the representations and warranties or the right of Agent and the Lenders to rely upon them. If any representation or warranty made in this Agreement is false in any material respect as of the date made or deemed made, then such shall constitute an Event of Default under the Credit Agreement.

Section 11. Reference to Agreement. Each of the Credit Documents, including the Credit Agreement, and any and all other agreements, documents or instruments now or hereafter executed and/or delivered pursuant to the terms hereof or pursuant to the terms of the Credit Agreement as amended hereby, are hereby amended so that any reference in such Credit Documents to the Credit Agreement, whether direct or indirect, shall mean a reference to the Credit Agreement as amended hereby. This Amendment shall constitute a Credit Document under the Credit Agreement.

Section 12. Costs and Expenses. Company shall pay on demand all reasonable costs and expenses of Agent and the Lead Arrangers (including the reasonable fees, costs and expenses of counsel to Agent) incurred in connection with the preparation, execution and delivery of this Amendment.

Section 13. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

Section 14. Execution. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

Section 15. Limited Effect. This Amendment relates only to the specific matters expressly covered herein, shall not be considered to be a waiver of any rights or remedies any Lender may have under the Credit Agreement or under any other Credit Document, and shall not be considered to create a course of dealing or to otherwise obligate in any respect any Lender to execute similar or other amendments or grant any waivers under the same or similar or other circumstances in the future.

Section 16. Ratification by Guarantors. Each of the Guarantors acknowledges that its consent to this Amendment is not required, but each of the undersigned nevertheless does hereby agree and consent to this Amendment and to the documents and agreements referred to herein. Each of the Guarantors agrees and acknowledges that (i) notwithstanding the effectiveness of this Amendment, such Guarantor’s Guaranty shall remain in full force and effect without modification thereto and (ii) nothing herein shall in any way limit any of the terms or provisions of such Guarantor’s Guaranty or any other Credit Document executed by such Guarantor (as the same may be amended from time to time), all of which are hereby ratified, confirmed and affirmed in all respects. Each of the Guarantors hereby agrees and acknowledges that no other agreement, instrument, consent or document shall be required to give effect to this Section 14. Each of the Guarantors hereby further acknowledges that Company, Agent and any Lender may from time to time enter into any further amendments, modifications, terminations and/or waivers of any provisions of the Credit Documents without notice to or consent from such Guarantor and without affecting the validity or enforceability of such Guarantor’s Guaranty or giving rise to any reduction, limitation, impairment, discharge or termination of such Guarantor’s Guaranty.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

KRATON POLYMERS LLC

By:	/s/ Joseph J. Waiter
Name:	Joseph J. Waiter
Title:	Authorized Person

GUARANTORS:

POLYMER HOLDINGS LLC ELASTOMERS HOLDINGS LLC KRATON POLYMERS U.S. LLC KRATON POLYMERS CAPITAL CORPORATION

By:	/s/ Joseph J. Waiter
Name:	Joseph J. Waiter
Title:	Authorized Person

AGENT:

UBS AG, STAMFORD BRANCH

By:	/s/ Doris Mesa
Name:	Doris Mesa
Title:	Associate Director Banking Products Services, US

By:	/s/ Joselin Fernandes
Name:	Joselin Fernandes
Title:	Associate Director Banking Products Services, US

Agreement No. 2 to Credit and Guarantee Agreement